UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33768

CNINSURE INC.

21/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CNINSURE INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.

By:	/s/ Yinan Hu
Name:	Yinan Hu
Title:	Chief Executive Officer

Date: November 17, 2008

Exhibit 99.1

CNinsure Announces Appointment of COO and Resignation of Vice President

GUANGZHOU, China, November — CNinsure Inc. (Nasdaq: CISG), a leading independent insurance intermediary company operating in China, today announced the appointment of Feng (Fred) Jin as Chief Operating Officer.

Feng (Fred) Jin, CNinsure’s Chief Information Officer and Vice President, has assumed the additional responsibilities of COO of the company. The appointment is effective immediately. In his expanded role, Mr. Jin will be responsible for the strategic and operational leadership of CNinsure, overseeing corporate operations, IT management and risk control.

Prior to joining CNinsure in October 2007, Mr. Jin’s work experiences included the positions of assistant president and chief information officer of New China Life Insurance Co., Ltd., and sales manager and financial planner at the U.S.-based Prudential Insurance Company of America. Mr. Jin holds an MBA degree from University of Warwick and a Bachelor of Law degree from China Foreign Affairs University. He has received the credentials of Chartered Financial Consultant and Charted Life Underwriter from American College, USA.

“Operational efficiency is the key to improving a company’s core competitiveness. I am delighted to announce the appointment of Fred as COO. He brings with him a unique blend of operations, sales, and IT management experience.” said Yinan Hu, chairman and chief executive officer of CNinsure. “His promotion not only proves that he is an invaluable part of the management during his one-year service at the company, but also confirms our confidence in his expertise and experience which will be fully utilized in driving the programs needed to improve the company’s overall operations. We look forward to his strategic and operational contributions in his expanded role.”

In addition, the company also announced that Dr. En Ming Tseng, the company’s vice president and head of the Overseas Business Unit, would resign from CNinsure for personal reason. The resignation will be effective as of January 1st, 2009.

Mr. Yinan Hu said, “Dr. Tseng has been with us since December 2006, before CNinsure went public in 2007. We want to thank Dr. Tseng for nearly 2 years of dedication and significant contributions to CNinsure. We are saddened to see him leave the company, but wish him well in his future endeavors. Through the joint efforts of our management team, we have laid the foundation that will keep CNinsure successful and growing for many years to come.”

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in Chinese insurance industry, and its ability to compete effectively against its competitors. All information provided in this press release is as of November 17, 2008, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

Phoebe Meng, IR Officer
Tel:	+86-20-6122-2777
Email:	mengyf@cninsure.net

Oasis Qiu
Tel:	+86-20-61222777-850
Email:	qiusr@cninsure.net

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